SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEB TRAFFIC DOWN 3%

79.3M PAX CARRIED IN 12 MONTHS TO FEB 13 (UP 4%)

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (5 Mar) released passenger and load factor stats for Feb 2013, during which its adjusted monthly traffic fell - as previously guided - by 3% over Feb 2012 as Ryanair grounded up to 80 aircraft. Feb 2012 was a leap year and thus had 29 days which accounts for a further 3% drop in traffic.

Ryanair's traffic and load factor stats for Feb 2013 are as follows:

	Feb 12 (29 days)	Feb 13 (28 days)	Change (-3%)	Yr to Feb 13
Passengers	4.47M	4.20M	-6%	79.3M (+4%)
Load Factor	76%	77%	+1%	82%

Ryanair's Robin Kiely said:

"As previously guided, Ryanair's adjusted February 2013 traffic fell by 3% over February 2012 as we grounded up to 80 aircraft. The leap year of February 2012 had 29 days and accounted for a further 3% drop. However, Ryanair's load factor increased by 1% and we delivered another record 12-month traffic as almost 80m passengers chose one of Ryanair's ultra-low fares since February 2012."

For further information
 please contact:
                                    Robin Kiely                               Joe Carmody
                                                Ryanair Ltd                               Edelman Ireland
                                                Tel: +353-1-8121212              Tel: +353-1-6789333
                                                 press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 March, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary